SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: November 8, 2024

List of Materials

Documents attached hereto:

Q2 FY2024 Consolidated Financial Results (the presentation material for the earnings announcement)

Q2 FY2024 Consolidated Financial Results (Three months ended September 30, 2024) Sony Group Corporation November 8, 2024

Average Rate 1 US dollar 144.4 yen 149.5 yen 1 Euro 157.2 yen 164.1 yen Q2 FY2024 Consolidated Results 1 Sony without Financial Services Consolidated Q2 FY23 Q2 FY24 Change Q2 FY23 Q2 FY24 Change Sales*1 2,728.9 2,973.4 +244.5 （+9%） 2,828.6 2,905.6 +77.0 （+3%） Operating income 247.3 389.3 +142.0 （+57%） 263.0 455.1 +192.1 （+73%） Operating income margin 9.1% 13.1% +4.0 pts 9.3% 15.7% +6.4 pts Income before income taxes 241.9 384.5 +142.6 （+59%） 257.6 450.2 +192.7 （+75%） Net income attributable to Sony Group Corporation’s stockholders 189.4 291.9 +102.5 （+54%） 200.1 338.5 +138.4 （+69%） Net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted) *2 30.62 yen 48.06 yen +17.44 yen 32.35 yen 55.74 yen +23.39 yen Adjusted OIBDA*3 403.3 554.2 +150.9 （+37%） 425.9 626.7 +200.8 （+47%） Adjusted EBITDA*3 403.7 534.7 +131.0 （+32%） 426.4 607.2 +180.9 （+42%） Adjusted OIBDA, Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). However, Sony believes that these disclosures may be useful information to investors. For further details about Adjusted OIBDA and Adjusted EBITDA including their formulas and reconciliations, see pages 23-29 (applies to all following pages). *1 “Sales” is used to mean “sales and financial services revenue” in accordance with IFRS Accounting Standards (applies to all following pages). *2 Sony conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for Net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted) are calculated based on the assumption that the stock split was conducted at the beginning of FY23 (applies to all following pages). *3 The differences between Adjusted EBITDA and Adjusted OIBDA on a consolidated basis represent financial income and financial expenses (excluding interest expenses, net, and gains on revaluation of equity instruments, net). Adjusted EBITDA by segment is not calculated and disclosed because Sony does not include financial income and financial expenses in its performance evaluations by segment, mainly due to the fact that Sony manages its foreign exchange exposure centrally and globally, except for the Financial Services segment (applies to all following pages). (Bln Yen)

Year-on-year Change Contributing Factors (+) Better／(-) Worse Sales +77.0 bln yen +3% ・(+) Significant increases in I&SS and G&NS segments sales ・(+) Increases in Music and ET&S segments sales ・(ー) Significant decreases in Financial Services and Pictures segments sales On a constant currency basis*, sales decreased approx. 1% Operating income +192.1 bln yen +73% ・(+) Significant increases in G&NS, Financial Services and I&SS segments operating income ・(+) Increases in Music and ET&S segments operating income ・(ー) Significant decrease in Pictures segment operating income Income tax expense +54.0 bln yen ・(ー) Impact of a higher Japanese tax rate mainly due to a decrease in the allowable deduction rate for tax credits Adjusted OIBDA +200.8 bln yen +47% ・(+) Significant increases in G&NS, I&SS and Financial Services segments Adjusted OIBDA ・(+) Increases in Music and ET&S segments Adjusted OIBDA Adjusted ・(ー) Significant decrease in Pictures segment Adjusted OIBDA EBITDA +180.9 bln yen +42% Q2 FY2024 Consolidated Results: Year-on-year Change Effective tax rate 22%→25% Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. * For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see page 29 (applies to all following pages). 2

Adjusted Income*1 (Q2・Sony without Financial Services) Q2 FY23 Q2 FY24 Change from Q2 FY23 Before adjustment Non-recurring (profit) / loss*2 Adjusted Before adjustment Non-recurring (profit) / loss*2 Adjusted Before adjustment Adjusted Operating income 247.3 － 247.3 389.3 － 389.3 +142.0 （+57%） +142.0 （+57%） Income before income taxes 241.9 － 241.9 384.5 － 384.5 +142.6 （+59%） +142.6 （+59%） Income taxes 51.6 － 51.6 91.3 － 91.3 +39.7 （+77%） +39.7 （+77%） Net income attributable to Sony Group Corporation's stockholders 189.4 － 189.4 291.9 － 291.9 +102.5 （+54%） +102.5 （+54%） Effective tax rate 21% Effective tax rate 21% Effective tax rate 24% Effective tax rate 24% 3 Adjusted Income and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 Adjusted Income does not include non-recurring profit and loss. *2 For further details about non-recurring profit and loss for Sony without Financial Services, see page 4 (applies to all following pages). (Bln Yen)

Non-Recurring Profit and Loss (Sony without Financial Services) Q2 FY23 1H FY23 FY23 Q2 FY24 1H FY24 Items included in operating income (before adjustment) － +6.0 +6.0 Items included in operating income (before adjustment) － － Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method (Music segment・Q1) － +6.0 +6.0 Items included in Financial income (expense) － － － Items included in Financial income (expense) － － Items included in income before income taxes (before adjustment) － +6.0 +6.0 Items included in income before income taxes (before adjustment) ー ー Items included in income taxes (before adjustment) － +1.1 -6.3 Items included in income taxes (before adjustment) ー ー Tax effect with regard to the above item － +1.1 +1.3 Decrease in tax expense from the dissolution of a subsidiary (Q3) － － -7.6 Items included in net income attributable to noncontrolling interests － － － Items included in net income attributable to noncontrolling interests － － Items included in net income attributable to Sony Group Corporation's stockholders (before adjustment) － +4.9 +12.3 Items included in net income attributable to Sony Group Corporation's stockholders (before adjustment) － － 4 (Bln Yen) Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

Adjusted Income*1 (Q2・Consolidated) Q2 FY23 Q2 FY24 Change from Q2 FY23 Before adjustment Non-recurring (profit) / loss*2 Adjusted Before adjustment Non-recurring (profit) / loss*2 Adjusted Before adjustment Adjusted Operating income 263.0 － 263.0 455.1 － 455.1 +192.1 （+73%） +192.1 （+73%） Income before income taxes 257.6 － 257.6 450.2 － 450.2 +192.7 （+75%） +192.7 （+75%） Income taxes 56.4 － 56.4 110.4 － 110.4 +54.0 （+96%） +54.0 （+96%） Net income attributable to Sony Group Corporation's stockholders 200.1 － 200.1 338.5 － 338.5 +138.4 （+69%） +138.4 （+69%） Effective tax rate 22% Effective tax rate 22% Effective tax rate 25% Effective tax rate 25% 5 Adjusted Income is not a measure in accordance with IFRS Accounting Standards. However, Sony believes that this disclosure may be useful information to investors. *1 Adjusted Income does not include non-recurring profit and loss. *2 For further details about non-recurring profit and loss for consolidated total, see page 6 (applies to all following pages). (Bln Yen)

Non-Recurring Profit and Loss (Consolidated) Q2 FY23 1H FY23 FY23 Q2 FY24 1H FY24 Items included in operating income (before adjustment) － +6.0 +25.8 Items included in operating income (before adjustment) － － Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method (Music segment・Q1) － +6.0 +6.0 Realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services Inc. (Financial Services segment・Q4) － － +19.8 Items included in Financial income (expense) － － － Items included in Financial income (expense) － － Items included in income before income taxes (before adjustment) － +6.0 +25.8 Items included in income before income taxes (before adjustment) － － Items included in income taxes (before adjustment) － +1.3 -1.6 Items included in income taxes (before adjustment) － － Tax effect with regard to the above items － +1.3 +6.0 Decrease in tax expense from the dissolution of a subsidiary (Q3) － － -7.6 Items included in net income attributable to noncontrolling interests － － － Items included in net income attributable to noncontrolling interests － － Items included in net income attributable to Sony Group Corporation's stockholders (before adjustment) － +4.7 +27.4 Items included in net income attributable to Sony Group Corporation's stockholders (before adjustment) － － 6 (Bln Yen)

Q2 FY2024 Results by Segment 7 Q2 FY23 Q2 FY24 Change FX Impact Game & Network Services (G&NS) Sales 954.1 1,071.5 +117.4 +33.2 Operating income 48.9 138.8 +89.9 +4.3 Music Sales 408.7 448.2 +39.5 +10.7 Operating income 81.0 90.4 +9.4 Pictures Sales 399.6 355.8 -43.8 +11.0 Operating income 29.4 18.5 -11.0 Entertainment, Technology & Services (ET&S) Sales 613.5 619.8 +6.2 +15.0 Operating income 61.0 70.2 +9.1 +3.5 Imaging & Sensing Solutions (I&SS) Sales 406.3 535.6 +129.3 +29.7 Operating income 46.4 92.4 +46.1 +22.9 All other Sales 24.2 23.9 -0.3 Operating income 2.1 -6.5 -8.6 Corporate and elimination Sales -81.8 -85.8 -4.0 Operating income -21.5 -14.4 ＋7.0 Sony without Financial Services* Sales 2,728.9 2,973.4 +244.5 Operating income 247.3 389.3 +142.0 Financial Services* Revenue 103.9 -63.3 -167.2 Operating income 15.7 65.7 +50.1 57 Consolidated total* Sales 2,828.6 2,905.6 +77.0 Operating income 263.0 455.1 +192.1 (Bln Yen) Sales in each business segment represents sales and revenue recorded before intersegment transactions are eliminated (applies to all following pages). Operating income in each business segment represents operating income recorded before intersegment transactions are eliminated and excludes unallocated corporate expenses (applies to all following pages). Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. * Transactions between the Financial Services segment and Sony without Financial Services are included in those respective figures but are eliminated in the consolidated figures. Because such eliminations are included in Corporate and elimination in full in the above chart, the figures for Sony without Financial Services differ from the sum of the figures for all segments excluding the Financial Services segment (applies to all following pages).

Average Rate 1 US dollar 140.7 yen 152.6 yen 1 Euro 153.2 yen 165.8 yen 1H FY2024 Consolidated Results 8 Sony without Financial Services Consolidated 1H FY23 1H FY24 Change 1H FY23 1H FY24 Change Sales 5,014.7 5,540.9 +526.2 （+10%） 5,792.3 5,917.2 +125.0 （+2%） Operating income 445.9 638.5 +192.6 （+43%） 516.1 734.2 +218.1 （+42%） Operating income margin 8.9% 11.5% +2.6 pts 8.9% 12.4% +3.5 pts Income before income taxes 513.5 671.4 +157.9 （+31%） 533.6 767.1 +233.5 （+44%） Net income attributable to Sony Group Corporation’s stockholders 418.5 501.9 +83.4 （+20%） 417.7 570.1 +152.5 （+37%） Net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted) 67.62 yen 82.34 yen +14.72 yen 67.48 yen 93.53 yen +26.05 yen Adjusted OIBDA 737.9 972.1 +234.1 （+32%） 822.0 1,081.4 +259.4 （+32%） Adjusted EBITDA 798.5 959.1 +160.6 （+20%） 832.6 1,068.5 +235.9 （+28%） Adjusted OIBDA, Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. (Bln Yen)

Adjusted Income* (1H・Sony without Financial Services) 1H FY23 1H FY24 Change from 1H FY23 Before adjustment Non-recurring (profit) / loss Adjusted Before adjustment Non-recurring (profit) / loss Adjusted Before adjustment Adjusted Operating income 445.9 -6.0 439.9 638.5 － 638.5 +192.6 （+43%） +198.6 （+45%） Income before income taxes 513.5 -6.0 507.5 671.4 － 671.4 +157.9 （+31%） +163.9 （+32%） Income taxes 93.8 -1.1 92.7 164.0 － 164.0 +70.2 （+75%） +71.3 （+77%） Net income attributable to Sony Group Corporation's stockholders 418.5 -4.9 413.6 501.9 － 501.9 +83.4 （+20%） +88.3 （+21%） Effective tax rate 18% Effective tax rate 18% Effective tax rate 24% Effective tax rate 24% 9 Adjusted Income and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. * Adjusted Income does not include non-recurring profit and loss. (Bln Yen)

Adjusted Income* (1H・Consolidated) 1H FY23 1H FY24 Change from 1H FY23 Before adjustment Non-recurring (profit) / loss Adjusted Before adjustment Non-recurring (profit) / loss Adjusted Before adjustment Adjusted Operating income 516.1 -6.0 510.0 734.2 － 734.2 +218.1 （+42%） +224.1 （+44%） Income before income taxes 533.6 -6.0 527.6 767.1 － 767.1 +233.5 （+44%） +239.5 （+45%） Income taxes 114.5 -1.3 113.2 191.5 － 191.5 +76.9 （+67%） +78.2 （+69%） Net income attributable to Sony Group Corporation's stockholders 417.7 -4.7 412.9 570.1 － 570.1 +152.5 （+37%） +157.2 （+38%） Effective tax rate 22% Effective tax rate 22% Effective tax rate 25% Effective tax rate 25% 10 Adjusted Income is not a measure in accordance with IFRS Accounting Standards. However, Sony believes that this disclosure may be useful information to investors. * Adjusted Income does not include non-recurring profit and loss. (Bln Yen)

1H FY2024 Results by Segment 11 1H FY23 1H FY24 Change FX Impact Game & Network Services (G&NS) Sales 1,726.0 1,936.4 +210.5 +118.7 Operating income 98.1 204.1 +106.0 +5.7 Music Sales 766.9 890.2 +123.3 +53.7 Operating income 154.4 176.3 +21.9 Pictures Sales 720.0 693.1 -26.9 +51.2 Operating income 45.4 29.8 -15.6 Entertainment, Technology & Services (ET&S) Sales 1,185.3 1,220.7 +35.4 +61.7 Operating income 116.7 134.2 +17.6 +13.6 Imaging & Sensing Solutions (I&SS) Sales 699.1 889.0 +190.0 +66.6 Operating income 59.1 129.1 +70.0 +44.3 All other Sales 43.7 45.0 +1.3 Operating income 4.5 -5.2 -9.8 Corporate and elimination Sales -134.1 -142.5 -8.5 Operating income -32.3 -29.7 +2.6 Sony without Financial Services Sales 5,014.7 5,540.9 +526.2 Operating income 445.9 638.5 +192.6 Financial Services Revenue 785.3 385.3 -400.0 Operating income 70.2 95.7 +25.5 57 Consolidated total Sales 5,792.3 5,917.2 +125.0 Operating income 516.1 734.2 +218.1 (Bln Yen) Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

FY2024 Consolidated Results Forecast 12 FY23 (Actual・Average) FY24 (Assumption) Foreign exchange rate Q2-Q4 Q3-Q4 1 US dollar 144.4 yen Approx. 148 yen Approx. 146 yen 1 Euro 156.6 yen Approx. 160 yen Approx. 160 yen Sony without Financial Services Consolidated FY23 FY24 FCT FY23 FY24 FCT August November Change August November Change Sales 11,265.0 11,700 11,800 +100 （+1%） 13,020.8 12,610 12,710 +100 （+1%） Operating income 1,035.3 1,165 1,165 － 1,208.8 1,310 1,310 － Operating income margin 9.2% 9.9% 9.9% -0.0 pts 9.3% 10.4% 10.3% -0.1 pts Income before income taxes 1,145.1 1,190 1,190 － 1,268.7 1,335 1,335 － Net income attributable to Sony Group Corporation’s stockholders 896.6 875 875 － 970.6 980 980 － Adjusted OIBDA 1,644.6 1,820 1,825 +5 （+0%） 1,826.1 1,990 1,995 +5 （+0%） Adjusted EBITDA 1,686.5 1,820 1,825 +5 （+0%） 1,818.0 1,990 1,995 +5 （+0%） Operating Cash Flow 1,177.8 1,400 1,440 +40 （+3%） (Bln Yen) Dividend per Share Interim Year-end (Planned)* Total (Planned)* Year-on-year Change 50 yen After stock split 10 yen － － Before stock split 50 yen 100 yen +15 yen Adjusted OIBDA, Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. * Sony conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above year-end dividends per share (planned) represent the amounts after and before the stock split, respectively. The total annual dividend per share (planned) after the stock split is not presented because the total of the interim dividend and the year-end dividend cannot be calculated due to effect of the stock split.

Change from August forecast Contributing Factors (+) Better／(-) Worse Sales +100 bln yen +1% ・(+) Upward revision to G&NS segment sales forecast ・(ー) Downward revisions to I&SS and Pictures segments sales forecasts Operating income － ・(+) Upward revision to G&NS segment operating income forecast ・(ー) Downward revisions to I&SS and Pictures segments operating income forecasts Income before income taxes － － Net income attributable to Sony Group Corporation’s stockholders － － Adjusted OIBDA +5 bln yen +0% ・(+) Upward revision to G&NS segment Adjusted OIBDA forecast ・(ー) Downward revisions to I&SS and Pictures segments Adjusted OIBDA forecasts Adjusted EBITDA +5 bln yen +0% FY2024 Consolidated Results Forecast: Change from August Forecast Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. 13

FY2024 Results Forecast by Segment (Bln Yen) Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. 14 FY23 FY24 August FCT FY24 November FCT Change from August FCT Game & Network Services (G&NS) Sales 4,267.7 4,320 4,490 +170 Operating income 290.2 320 355 +35 Music Sales 1,619.0 1,740 1,740 - Operating income 301.7 330 330 - Pictures Sales 1,493.1 1,520 1,510 -10 Operating income 117.7 125 115 -10 Entertainment, Technology & Services (ET&S) Sales 2,453.7 2,420 2,420 - Operating income 187.4 190 190 - Imaging & Sensing Solutions (I&SS) Sales 1,602.7 1,850 1,770 -80 Operating income 193.5 275 250 -25 All Other, Corporate and elimination Operating income -55.2 -75 -75 - Sony without Financial Services Sales 11,265.0 11,700 11,800 +100 Operating income 1,035.3 1,165 1,165 - Financial Services Revenue 1,770.0 910 910 - Operating income 173.6 145 145 - 57 Consolidated total Sales 13,020.8 12,610 12,710 +100 Operating income 1,208.8 1,310 1,310 -

Game & Network Services Segment (G&NS Segment) Sales, Operating Income and Adjusted OIBDA Sales (Bln Yen) Operating Income Adjusted OIBDA 15 Q2 FY2024 (year-on-year) Sales: 117.4 bln yen (12%) significant increase (FX Impact: +33.2 bln yen) ·(+) Increase in sales of non-first-party game software titles including add-on content ·(+) Impact of foreign exchanges rates ·(+) Increase in sales from network services, mainly PlayStation® Plus ·(ー) Decrease in sales of hardware due to a decrease in unit sales OI: 89.9 bln yen (184%) significant increase (FX Impact: +4.3 bln yen) / Adjusted OIBDA: 85.9 bln yen (103%) significant increase ·(+) Improvement in hardware profitability ·(+) Impact of increase in sales of non-first-party game software titles ·(+) Impact of increase in sales from network services FY2024 Forecast (change from August forecast) Sales: 170 bln yen (4%) upward revision ·(+) Increase in sales of non-first-party game software titles OI: 35 bln yen（11%) upward revision / Adjusted OIBDA: 35 bln yen (8%) upward revision ·(+) Improvement in hardware profitability ·(+) Impact of increase in sales of non-first-party game software titles ·(ー) Impact of decrease in sales of first-party game software titles 4,267.7 4,320 4,490 290.2 320 355 407.9 440 475 FY23 FY24 August FCT FY24 November FCT Q2 FY23 Q2 FY24 954.1 1,071.5 48.9 83.1 138.8 169.0

Music Segment Q2 FY2024 (year-on-year) Sales: 39.5 bln yen (10%) increase (FX Impact: +10.7 bln yen) ・(+) Higher revenues from live events, merchandising and licensing in Recorded Music ・(+) Higher revenues from streaming services in Recorded Music and Music Publishing ・(+) Impact of foreign exchange rates OI: 9.4 bln yen (12%) increase / Adjusted OIBDA: 14.7 bln yen (15%) increase ・(+) Impact of increase in Recorded Music and Music Publishing sales ・(+) Remeasurement gain on existing equity resulting from the consolidation of eplus inc. ・(ー) Increase in selling, general and administrative expenses Sales, Operating Income and Adjusted OIBDA (Bln Yen) Sales Adjusted OIBDA Operating Income 16 FY23 FY24 August FCT FY24 November FCT Q2 FY23 Q2 FY24 408.7 448.2 81.0 90.4 97.0 111.8 FY2024 Forecast (change from August forecast) Sales: Remains unchanged from August forecast OI / Adjusted OIBDA: Remain unchanged from August forecast 1,619.0 1,740 1,740 301.7 330 330 368.7 420 420

FY2024 Forecast (change from August forecast) Sales: 10 bln yen (1%) downward revision ·(ー) Impact of foreign exchange rates OI: 10 bln yen (8%) downward revision / Adjusted OIBDA: 5 bln yen (3%) downward revision ·(ー) Impact of lower advertising revenues in the India business in Media Networks Pictures Segment Sales, Operating Income and Adjusted OIBDA (Bln Yen) Sales Adjusted OIBDA Operating Income 17 FY23 FY24 August FCT FY24 November FCT Q2 FY23 Q2 FY24 1,493.1 1,520 1,510 117.7 125 115 171.2 175 170 399.6 355.8 29.4 18.5 42.6 32.5 Q2 FY2024 (year-on-year) The following analysis is on a U.S. dollar basis Sales: 43.8 bln yen (11%) significant decrease (U.S. dollar basis: -382 mil USD / -14%) ·(ー) Lower series deliveries in Television Productions, in part due to production delays related to the strikes in Hollywood in FY23 ·(+) Higher revenues for Crunchyroll mainly due to paid subscriber growth ·(+) Impact of the acquisition of Alamo Drafthouse Cinema OI: 11.0 bln yen (37%) significant decrease (U.S. dollar basis: -81 mil USD / -39%) / Adjusted OIBDA: 10.0 bln yen (24%) significant decrease (U.S. dollar basis: -78 mil USD / -26%) ·(ー) Impact of decrease in sales ·(ー) Higher programming and marketing costs in the India business in Media Networks

Entertainment, Technology & Services Segment (ET&S Segment) Sales, Operating Income and Adjusted OIBDA Q2 FY2024 (year-on-year) Sales: 6.2 bln yen (1%) increase (FX Impact: +15.0 bln yen) ·(+) Impact of foreign exchange rates OI: 9.1 bln yen (15%) increase (FX Impact: +3.5 bln yen) / Adjusted OIBDA: 8.4 bln yen (10%) increase ·(+) Positive impact of foreign exchange rates ·(+) Reductions in operating expenses FY2024 Forecast (change from August forecast) Sales : Remains unchanged from August forecast OI / Adjusted OIBDA: Remain unchanged from August forecast (Bln Yen) Sales Adjusted OIBDA Operating Income 18 FY23 FY24 August FCT FY24 November FCT Q2 FY23 Q2 FY24 2,453.7 2,420 2,420 187.4 190 190 289.1 290 290 613.5 619.8 61.0 70.2 87.6 96.0

Imaging & Sensing Solutions Segment (I&SS Segment) Q2 FY2024 (year-on-year) Sales: 129.3 bln yen (32%) significant increase (FX Impact: +29.7 bln yen) ·(+) Increase in sales of image sensors for mobile products ·(+) Increase in unit sales ·(+) Improvement in product mix ·(+) Impact of foreign exchange rates OI: 46.1 bln yen (99%) significant increase (FX Impact: +22.9 bln yen) / Adjusted OIBDA: 54.1 bln yen (50%) significant increase ·(+) Impact of increase in sales ·(+) Positive impact of foreign exchange rates ·(+) Decrease in costs associated with the launch of mass production of a new image sensor for mobile products ·(ー) Increase in manufacturing costs ·(ー) Increase in depreciation and amortization expenses* FY2024 Forecast (change from August forecast) Sales: 80 bln yen (4%) downward revision ·(ー) Decrease in unit sales of image sensors for mobile products OI: 25 bln yen (9%) downward revision / Adjusted OIBDA: 25 bln yen (5%) downward revision ·(ー) Impact of decrease in sales Sales, Operating Income and Adjusted OIBDA Sales (Bln Yen) Adjusted OIBDA Operating Income * Factor for change in operating income only, not included in factors for change in Adjusted OIBDA. 19 FY23 FY24 August FCT FY24 November FCT 1,602.7 1,850 1,770 193.5 275 250 441.4 550 525 406.3 535.6 46.4 92.4 107.1 161.2 Q2 FY23 Q2 FY24

Financial Services Segment Q2 FY2024 (year-on-year) Revenue: 167.2 bln yen significant decrease ·(ー) Significant decrease in revenue at Sony Life (175.6 bln yen decrease, revenue: -132.8 bln yen) ·(ー) Increase in net loss on investments related to market fluctuations for both the general account and the separate accounts ·(ー) Impact of foreign exchange rate fluctuations OI: 50.1 bln yen (319%) significant increase / Adjusted OIBDA: 49.9 bln yen (220%) significant increase ·(+) Significant increase in OI at Sony Life (46.9 bln yen increase, OI: 56.7 bln yen) ·(+) Improvement in net gains and losses related to market fluctuations for minimum guarantees for variable life insurance and other products ·(+) Impact of interest rate fluctuations FY2024 Forecast (change from August forecast) Revenue: Remains unchanged from August forecast ·(ー) Decrease in net gains related to market fluctuations at Sony Life ·(+) Uncertainties in market fluctuations OI / Adjusted OIBDA: Remain unchanged from August forecast ·(+) Increase in net gains related to market fluctuations for minimum guarantees for variable life insurance and other products at Sony Life ·(ー) Uncertainties in market fluctuations Financial Services Revenue, Operating Income and Adjusted OIBDA (Bln Yen) Financial Services Revenue Operating Income Adjusted OIBDA 20 FY23 FY24 August FCT FY24 November FCT Q2 FY23 Q2 FY24 1,770.0 910 910 173.6 145 145 181.5 170 170 103.9 -63.3 15.7 65.7 22.7 72.5 * * Revenue decreased due to a significant appreciation of the yen during Q2 FY24, which led to a significant decrease in the yen-based valuation of assets under management for foreign currency-denominated insurance. However, because the valuation of liabilities declined in a similar manner, this did not have a significant impact on profitability.

Insurance Service Result*1 Other Result 2.3 2.1 2.3 2.2 2.2 1.0 1.1 1.1 1.1 1.2 217% 183%196%198%184% 0 1 2 3 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 42.7 48.0 46.4 34.0 41.8 49.0 22.4 -16.7 46.1 -11.0 4.8 27.5 -19.2 -21.4 -20.9 -24.1 -20.9 -19.8 -50 0 50 100 150 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 21 Sony Life Operating Income Breakdown Investment Result （Bln Yen） Adjusted Net Income*3 Other*2 Financial Services Segment FY23 FY24 19.2 21.5 19.6 10.2 17.0 22.6 24.6 25.1 23.1 16.1 20.1 28.7 0 5 10 15 20 25 30 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Sony Life Other*4 （Bln Yen） FY23 FY24 *1 Insurance service result = Insurance revenue – Insurance service expenses *2 Other = Other financial services revenue – Insurance finance expenses (income) – Other financial services expense. “Other” corresponds to the total of Investment result and Other result in “Supplemental Information”. *3 Adjusted ROE is calculated by dividing Adjusted Net Income by the quarterly average net assets (the sum of net assets at the beginning of the period and the end of each of the following four quarters divided by five). Adjusted Net Income and Adjusted ROE are not presented in accordance with IFRS Accounting Standards and Japanese accounting standards adhered to by Sony Financial Group, Inc. (“SFGI”) and its subsidiaries, including Sony Life, Sony Assurance and Sony Bank, for preparation and disclosure of their respective consolidated and non-consolidated financial results. However, Sony believes that these disclosures may be useful information to investors. *4 "Other” includes Sony Assurance, Sony Bank, Sony Life Care and consolidation adjustment. *5 From Q1 FY24, the calculation method of the tax rate for adjustments for Adjusted Net Income and Adjusted ROE has been changed, and the FY23 figures disclosed in the materials for the business segment meeting held on May 31, 2024 have been revised and restated based on the same calculation method. For further details about reconciliations to Adjusted Net Income, see page 22. *6 ESR is the ratio of capital (= economic value-based embedded value + frictional costs) to the amount of the economic value-based risk. Figures are as of the end of each quarter. Group Consolidated ESR*6 Economic value-based capital Economic value-based risk post-tax （Trillion Yen） FY23 FY24 FY23 Adjusted ROE*3 8.0%*5 Adjusted Net Income （cumulative） 88.8 bln Yen*5 ESR Group consolidated ESR for Q2 FY24 will be disclosed on Sony Group Corporation’s website on November 14, 2024.

FY23 FY24 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Pre-tax net income (loss) (Operating Income)*1 54.5 15.7 77.3 26.1 30.0 65.7 Post-tax net income (loss) 38.5 10.7 55.0 19.8 21.5 46.7 SFGI related adjustments - - - - - - Sony Life related adjustments -13.9 14.4 -31.9 11.0 -1.4 -18.1 Investment income (net)*2 related to variable insurance and foreign currency translation differences (excluding the equivalent of hedge costs*3) -451.2 114.0 -90.8 -454.1 -218.1 299.7 Unrealized gains/losses*4 related to variable insurance within insurance financial gain/losses and foreign currency translation differences 447.8 -93.3 46.4 458.1 216.8 -324.6 Gains/losses on sales of securities -16.0 -0.6 -0.1 11.3 -0.6 -0.3 Other one-time gains/losses - - - - - - Tax effects related to the above 5.4 -5.6 12.5 -4.3 0.6 7.1 Sony Assurance related adjustments - - - - - - Sony Bank related adjustments - - - -14.7 - - Gains related to the transfer of shares of Sony Payment Services - - - -19.8 - - Tax effects related to the above - - - 5.0 - - Other entities related adjustments - - - - - - Total adjustments -13.9 14.4 -31.9 -3.8 -1.4 -18.1 . Adjusted post-tax net income (loss) 24.6 25.1 23.1 16.1 20.1 28.7 Reconciliations from Net Income to Adjusted Net Income 22 *1 In the Financial Services segment, there is no difference between operating income and income before income taxes because no non-operating financial income (expenses) are generated. *2 Investment income (net) related to variable insurance is financial assets measured at fair value through net profits/losses, associated with variable life insurance and individual variable annuity contracts. *3 Transaction fees and margin costs required to maintain hedge positions. Includes current accrued interest from bonds designated as measured at fair value through net profits/losses (FVO designated) based on the interest rate at the beginning of the period. *4 Effect of changes in the value of underlying items of variable life insurance and individual variable annuity contracts and changes in interest rates and other financial risks. Financial Services Segment (Bln Yen)

Reconciliation Table for Adjusted EBITDA (Q2) Sony without Financial Services Consolidated Q2 FY23 Q2 FY24 Q2 FY23 Q2 FY24 Net income attributable to Sony Group Corporation’s stockholders 189.4 291.9 200.1 338.5 Net income attributable to noncontrolling interests 0.9 1.3 1.1 1.3 Income taxes 51.6 91.3 56.4 110.4 Interest expenses / (income), net, recorded in Financial income (expense) 2.1 1.6 2.1 1.6 (Gain) / loss on revaluation of equity instruments, net, recorded in Financial income (expense) 3.7 -16.3 3.7 -16.3 Depreciation and amortization expense*1 155.9 164.8 162.9 171.6 Non-recurring (profit) / loss*2 ー － ー － Adjusted EBITDA 403.7 534.7 426.4 607.2 23 Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 Depreciation and amortization expense excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets. *2 Items included in operating income. (Bln Yen)

Results and Reconciliation Table for Adjusted OIBDA by Segment (Q2) 24 Q2 FY23 Q2 FY24 Change Operating Income Depreciation and Amortization*1 Non-recurring (profit) / loss*2 Adjusted OIBDA Operating Income Depreciation and Amortization*1 Non-recurring (profit) / loss*2 Adjusted OIBDA Adjusted OIBDA Game & Network Services (G&NS) 48.9 34.2 － 83.1 138.8 30.1 － 169.0 +85.9 Music 81.0 16.0 － 97.0 90.4 21.4 － 111.8 +14.7 Pictures 29.4 13.1 － 42.6 18.5 14.0 － 32.5 -10.0 Entertainment, Technology & Services (ET&S) 61.0 26.5 － 87.6 70.2 25.8 － 96.0 +8.4 Imaging & Sensing Solutions (I&SS) 46.4 60.8 － 107.1 92.4 68.8 － 161.2 +54.1 All Other 2.1 1.0 － 3.1 -6.5 1.3 － -5.2 -8.3 Corporate and elimination -21.5 4.2 － -17.2 -14.4 3.3 － -11.1 +6.1 Sony without Financial Services 247.3 155.9 － 403.3 389.3 164.8 － 554.2 +150.9 Financial Services 15.7 7.0 － 22.7 65.7 6.8 － 72.5 +49.9 Consolidated total 263.0 162.9 － 425.9 455.1 171.6 － 626.7 +200.8 (Bln Yen) Adjusted OIBDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 Depreciation and Amortization excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets. *2 Items included in operating income.

Reconciliation Table for Adjusted EBITDA (1H) Sony without Financial Services Consolidated 1H FY23 1H FY24 1H FY23 1H FY24 Net income attributable to Sony Group Corporation’s stockholders 418.5 501.9 417.7 570.1 Net income attributable to noncontrolling interests 1.2 5.5 1.4 5.5 Income taxes 93.8 164.0 114.5 191.5 Interest expenses / (income), net, recorded in Financial income (expense) 2.6 1.3 2.6 1.3 (Gain) / loss on revaluation of equity instruments, net, recorded in Financial income (expense) -9.6 -47.2 -9.6 -47.2 Depreciation and amortization expense*1 298.1 333.6 312.0 347.2 Non-recurring (profit) / loss*2 -6.0 － -6.0 － Adjusted EBITDA 798.5 959.1 832.6 1,068.5 25 Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 Depreciation and amortization expense excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets. *2 Items included in operating income. (Bln Yen)

Results and Reconciliation Table for Adjusted OIBDA by Segment (1H) 26 1H FY23 1H FY24 Change Operating Income Depreciation and Amortization*1 Non-recurring (profit) / loss*2 Adjusted OIBDA Operating Income Depreciation and Amortization*1 Non-recurring (profit) / loss*2 Adjusted OIBDA Adjusted OIBDA Game & Network Services (G&NS) 98.1 60.9 － 158.9 204.1 60.6 － 264.6 +105.7 Music 154.4 31.6 -6.0 180.0 176.3 43.2 － 219.4 +39.5 Pictures 45.4 25.6 － 71.0 29.8 30.5 － 60.3 -10.7 Entertainment, Technology & Services (ET&S) 116.7 51.8 － 168.4 134.2 51.9 － 186.1 +17.7 Imaging & Sensing Solutions (I&SS) 59.1 118.1 － 177.2 129.1 138.0 － 267.1 +89.9 All Other 4.5 2.2 － 6.8 -5.2 2.6 － -2.6 -9.4 Corporate and elimination -32.3 8.0 － -24.3 -29.7 6.8 － -23.0 +1.4 Sony without Financial Services 445.9 298.1 -6.0 737.9 638.5 333.6 － 972.1 234.1 Financial Services 70.2 13.9 － 84.1 95.7 13.6 － 109.3 +25.2 Consolidated total 516.1 312.0 -6.0 822.0 734.2 347.2 － 1,081.4 +259.4 (Bln Yen) Adjusted OIBDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 Depreciation and Amortization excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets. *2 Items included in operating income.

Reconciliation Table for Adjusted EBITDA Sony without Financial Services Consolidated FY23 FY23 Net income attributable to Sony Group Corporation’s stockholders 896.6 970.6 Net income attributable to noncontrolling interests 9.4 9.9 Income taxes 239.1 288.2 Interest expenses / (income), net, recorded in Financial income (expense) 3.4 3.4 (Gain) / loss on revaluation of equity instruments, net, recorded in Financial income (expense) -71.4 -71.4 Depreciation and amortization expense*1 615.4 643.1 Non-recurring (profit) / loss*2 -6.0 -25.8 Adjusted EBITDA 1,686.5 1,818.0 27 Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 Depreciation and amortization expense excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets. *2 Items included in operating income. (Bln Yen)

Forecast for Adjusted OIBDA by Segment 28 FY23 FY24 August FCT FY24 November FCT Change from August FCT Operating Income Depreciation and Amortization*1 Non-recurring (profit) / loss*2 Adjusted OIBDA Adjusted OIBDA Adjusted OIBDA Adjusted OIBDA Game & Network Services (G&NS) 290.2 117.7 － 407.9 440 475 +35 Music 301.7 73.1 -6.0 368.7 420 420 － Pictures 117.7 53.5 － 171.2 175 170 -5 Entertainment, Technology & Services (ET&S) 187.4 101.7 － 289.1 290 290 － Imaging & Sensing Solutions (I&SS) 193.5 247.9 － 441.4 550 525 -25 All Other, Corporate and elimination -55.2 21.5 － -33.7 -55 -55 － Sony without Financial Services 1,035.3 615.4 -6.0 1,644.6 1,820 1,825 +5 Financial Services 173.6 27.7 -19.8 181.5 170 170 － Consolidated total 1,208.8 643.1 -25.8 1,826.1 1,990 1,995 +5 (Bln Yen) Adjusted OIBDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 Depreciation and Amortization excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets. *2 Items included in operating income.

Notes Notes about Adjusted OIBDA and Adjusted EBITDA Adjusted OIBDA (Operating Income Before Depreciation and Amortization) and Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) are calculated by the following formulas: Adjusted OIBDA = Operating income + Depreciation and amortization expense* - the profit and loss amount that Sony deems non-recurring Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense* - the profit and loss amount that Sony deems non-recurring * In the above formulas, depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets. Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS Accounting Standards. Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”) in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis. Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars. The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment. This information is not a substitute for Sony’s consolidated financial statements and condensed (semi-annual) consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony. Notes about Financial Performance of the Music, Pictures and Financial Services segments The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of SME and SMP, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis. The Pictures segment results are the yen-translated results of SPE, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis”. The Financial Services segment results include SFGI and SFGI’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis. 29

Cautionary Statement Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) Sony’s ability to maintain product quality and customer satisfaction with its products and services; (ii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences; (iii) Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms; (iv) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives; (v) changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility; (vi) Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity; (vii) Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations; (viii) the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending; (ix) Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated; (xii) Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel; (xiii) Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others; (xiv) the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services segment; (xv) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xvi) risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events; (xvii) the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and (xviii) the outcome of pending and/or future legal and/or regulatory proceedings. Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission. 30